UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

PASSAGE BIO, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

702712100

(CUSIP Number)

Versant Venture Capital VI, L.P.

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 702712 100	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,026,417 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,026,417 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,417 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting, investment and dispositive power over the shares held by Vantage LP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI.

(3)

The percentages used herein are calculated based upon 61,640,596 shares issued and outstanding as of May 9, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024, filed with the United States Securities and Exchange Commission (the “SEC”) on May 14, 2024 (the “Form 10-Q”).

CUSIP No. 702712 100	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,026,417 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,026,417 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,417 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI.

(3)	The percentages used herein are calculated based upon 61,640,596 shares outstanding as of May 9, 2024, as set forth in the Form 10-Q.

CUSIP No. 702712 100	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,026,417 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,026,417 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,417 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI.

(3)	The percentages used herein are calculated based upon 61,640,596 shares outstanding as of May 9, 2024, as set forth in the Form 10-Q.

CUSIP No. 702712 100	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting, investment and dispositive power over the shares held by Vantage LP.

(3)	The percentages used herein are calculated based upon 61,640,596 shares outstanding as of May 9, 2024, as set forth in the Form 10-Q.

CUSIP No. 702712 100	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting, investment and dispositive power over the shares held by Vantage LP.

(3)	The percentages used herein are calculated based upon 61,640,596 shares outstanding as of May 9, 2024, as set forth in the Form 10-Q.

CUSIP No. 702712 100	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Vantage LLC and Vantage GP share voting, investment and dispositive power over the shares held by Vantage LP.

(3)	The percentages used herein are calculated based upon 61,640,596 shares outstanding as of May 9, 2024, as set forth in the Form 10-Q.

CUSIP No. 702712 100	13D

Explanatory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on March 13, 2020, as amended by Amendment No. 1 filed with the Commission on November 9, 2023 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person.

(c) On May 24, 2024, Vantage LP sold 933,352 shares of Common Stock at a weighted average price per share of $1.1005 for aggregate proceeds of approximately $1,027,153.88.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2024

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.

By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I, L.P.

By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I GP, L.P.

By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer